FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of  July 2008

Commission File Number            0-16174

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          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Contact:	Elana Holzman Kevin Mannix	Teva Pharmaceutical Industries Ltd. Teva North America	972 (3) 926-7554 (215) 591-8912

For Immediate Release

Teva Comments on Paragraph IV Filing for COPAXONE® Intends to File Lawsuit against Generic Filer for Patent Infringement

Leading Multiple Sclerosis Therapy Presents Significant Legal and Regulatory Challenges for Generic Filers

Jerusalem, Israel, July 11, 2008 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) today commented on Momenta Pharmaceuticals, Inc./Sandoz Inc.`s announcement regarding the filing of a Abbreviated New Drug Application (ANDA) containing a Paragraph IV certification for COPAXONE® (glatiramer acetate), a leading multiple sclerosis therapy.

Teva expects to receive Momenta/Sandoz`s Paragraph IV certification notice referring to Teva's U.S. Patent Nos. 5,981,589, 6,054,430, 6,342,476, 6,362,161, 6,620,847, 6,939,539, and 7,199,098 which cover the chemical composition of COPAXONE®, pharmaceutical compositions containing it, and methods of using it.  These patents are listed in the U.S. Food and Drug Administration`s (FDA) Orange Book and expire on May 24, 2014.

Teva is committed to vigorously defending its intellectual property rights against infringement wherever they are challenged.  Teva intends to file a lawsuit for patent infringement against Momenta/Sandoz within the 45 day period provided under the Hatch-Waxman legislation.  The lawsuit will trigger a stay of the FDA approval of the Momenta/Sandoz ANDA until the earlier of the expiration of a period of 30 months or a district court decision in its favor.

Momenta/Sandoz cannot launch a generic version of COPAXONE® before it receives final approval of its ANDA from the FDA.  COPAXONE® is a glatiramoid, a complex mixture of the acetate salts of synthetic polypeptides, non-uniform with respect to molecular weight and sequence.  Due to the variability of the composition of the polymers, Teva believes replicating this formulation would be extremely difficult and presents a significant challenge.  Moreover, once subcutaneously injected, it is rapidly hydrolyzed locally and no level of the intact drug can be measured in the blood, rendering a bioequivalence study comparing two formulations extremely difficult.  Therefore, evidence supporting the effectiveness of a generic copy of glatiramer acetate cannot be derived from bioequivalence studies but from a full-fledged clinical study using clinical outcomes.

For additional information regarding Copaxone`s complexities and their potential implications, please access Teva's website at www.tevapharm.com.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the world's leading generic pharmaceutical company.  The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products.  Over 80 percent of Teva`s sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management`s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: Teva`s ability to accurately predict future market conditions, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Allegra®, Neurontin®, Lotrel®, Famvir® and Protonix®, Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which Teva may obtain U.S. market exclusivity for certain of its new generic products and regulatory changes that may prevent Teva from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, the effects of competition on our innovative products, especially Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, Teva`s ability to successfully identify, consummate and integrate acquisitions (including the pending acquisition of Bentley Pharmaceuticals, Inc.), potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in Teva`s Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Eyal Desheh

Name: Eyal Desheh
Title: Chief Financial Officer

Date: July 11, 2008

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